CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2022

(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2022, which are available on SEDAR at www.sedar.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	December 31, 2022	March 31, 2022

ASSETS
Current
Cash		22,511	53,641
Accounts receivable		2,597	2,102
Prepaid expenses		2,891	1,271
Other current assets		1,982	1,341
Investments	3	125	—

Total Current Assets		30,106	58,355

Non-current
Investments	3	—	242
Equipment	4	505	491
Intangible assets	5	5,271	2,083
Goodwill	6	24,812	22,892

Total Non-Current Assets		30,588	25,708

TOTAL ASSETS		60,694	84,063

LIABILITIES
Current
Accounts payable and accrued liabilities		4,369	5,262
Current portion of contingent consideration payable	7	—	2,646

Total Current Liabilities		4,369	7,908

TOTAL LIABILITIES		4,369	7,908

SHAREHOLDERS' EQUITY
Share capital	8	153,017	141,451
Contributed surplus		2,102	525
Options reserve	8	26,802	23,783
Warrants reserve	8	10,873	11,423
Accumulated other comprehensive loss		(2,038)	(366)
Deficit		(134,431)	(100,661)

TOTAL SHAREHOLDERS' EQUITY		56,325	76,155

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		60,694	84,063
Corporate information (note 1)
Contracts and commitments (note 12)
Subsequent events (note 16)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidation financial statements were approved for issue on February 13, 2023 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2022	2021	2022	2021

EXPENSES
Research	11	6,256	4,963	17,445	11,757
General and administrative costs	10	4,859	7,035	16,165	21,056
Share-based compensation	8, 9	978	4,457	4,205	14,687

TOTAL EXPENSES		12,093	16,455	37,815	47,500

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)		1,353	(64)	4,067	42
Interest income		157	63	455	158
Change in fair value of investments measured at fair value through profit or loss	3, 14	(159)	—	(135)	—
Contingent consideration accretion	7	—	(59)	(13)	(290)
Change in fair value of contingent consideration	7	—	(695)	(329)	(1,944)

TOTAL OTHER INCOME (EXPENSES)		1,351	(755)	4,045	(2,034)

NET LOSS FOR THE PERIOD		(10,742)	(17,210)	(33,770)	(49,534)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation differences for foreign operations		(1,601)	(123)	(1,672)	(300)
COMPREHENSIVE LOSS FOR THE PERIOD		(12,343)	(17,333)	(35,442)	(49,834)

Basic loss per share for the period attributable to common shareholders		(0.06)	(0.10)	(0.19)	(0.30)
Weighted average number of common shares outstanding - basic		188,887,344	171,833,544	181,902,462	165,130,598
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the nine months ended December 31, 2022 and 2021
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$
Balance at March 31, 2021		157,454,415	100,676	11,166	7,158	124	(33,030)	24	86,118
Bought deal share offering - net of share issuance costs		10,147,600	31,508	—	—	—	—	—	31,508
Shares issued on contingent liability Adelia milestones		1,045,827	2,415	—	—	—	—	—	2,415
Warrants exercised		3,103,676	3,973	(1,089)	—	—	—	—	2,884
Options exercised		1,550,800	2,265	—	(947)	—	—	—	1,318
Finders' warrants		—	(1,319)	1,319	—	—	—	—	—
Share-based compensation		—	—	209	14,478	—	—	—	14,687
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	(300)	(300)
Net loss for the period		—	—	—	—	—	(49,534)	—	(49,534)
Balance at December 31, 2021		173,302,318	139,518	11,605	20,689	124	(82,564)	(276)	89,096

Balance at March 31, 2022		175,111,654	141,451	11,423	23,783	525	(100,661)	(366)	76,155
At-the-market offering - net of share issuance costs	8	11,258,683	8,057	—	—	—	—	—	8,057
Shares issued on Adelia milestones	7, 8	3,603,742	2,988	—	—	—	—	—	2,988
Warrants exercised	8	1,164,638	527	(165)	—	—	—	—	362
Options forfeited	8	—	—	—	(1,180)	1,180	—	—	—
Warrants forfeited	8	—	—	(397)	—	397	—	—	—
Finders' warrants	8	—	(6)	6	—	—	—	—	—
Share-based compensation	8, 9	—	—	6	4,199	—	—	—	4,205
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	(1,672)	(1,672)
Net loss for the period		—	—	—	—	—	(33,770)	—	(33,770)
Balance at December 31, 2022		191,138,717	153,017	10,873	26,802	2,102	(134,431)	(2,038)	56,325
The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2022	2021	2022	2021

OPERATING ACTIVITIES
Net loss for the period		(10,742)	(17,210)	(33,770)	(49,534)
Adjustments for items not affecting cash:
Interest income	3, 14	(6)	—	(18)	—
Depreciation and amortization	4, 5	71	44	183	124
Share-based compensation		978	4,457	4,205	14,687
Change in fair value of investments measured at fair value through profit or loss	3, 14	159	—	135	—
Contingent consideration accretion	7	—	59	13	290
Change in fair value of contingent consideration	7	—	695	329	1,944
Unrealized foreign currency translation loss (gain)		(1,329)	16	(4,021)	(143)
		(10,869)	(11,939)	(32,944)	(32,632)
Net changes in non-cash working capital items:
Accounts receivable		242	114	(495)	(838)
Prepaid expenses		278	(672)	(1,620)	(1,535)
Other current assets		91	(733)	(641)	(733)
Accounts payable and accrued liabilities		(513)	416	(893)	252
Net cash flows used in operating activities		(10,771)	(12,814)	(36,593)	(35,486)

INVESTING ACTIVITIES
Purchase of investment	3	—	—	—	(250)
Purchase of intangible assets	5	(207)	(144)	(2,949)	(307)
Purchase of equipment	4	—	(22)	(142)	(92)
Net cash flows used in investing activities		(207)	(166)	(3,091)	(649)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net		3,459	—	8,057	31,508
Shares issued for cash - warrant exercise	8	—	292	362	2,884
Shares issued for cash - options exercise	8	—	1,108	—	1,318
Net cash flows from financing activities		3,459	1,400	8,419	35,710

Effects of exchange rate changes on cash		93	(19)	135	(21)

Change in cash		(7,426)	(11,599)	(31,130)	(446)
Cash, beginning of period		29,937	75,179	53,641	64,026
Cash, end of period		22,511	63,580	22,511	63,580
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These condensed interim consolidated financial statements include the accounts of Cybin’s six subsidiaries (together, with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited (“Cybin IRL”). Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a biopharmaceutical company focused on advancing psychedelic-based therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its psychedelic-based molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three and nine months ended, December 31, 2022 were approved and authorized for issue by the board of directors on February 13, 2023.
COVID 19
In March 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which included the implementation of travel bans, self-imposed quarantine periods and social distancing, caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets experienced significant volatility and weakness. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Although many of these measures have been amended or repealed, there remains a future risk of reinstated measures in response to the spread of COVID-19.
The duration and impact of any COVID-19 related outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.
The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business.
Stock exchange listing
Cybin’s common shares (“Common Shares”) are listed for trading on the Neo Exchange Inc., and NYSE American LLC under the symbol “CYBN” and are quoted on the Frankfurt Stock Exchange under the symbol “R7E1”.
Going Concern
These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company’s operations do not generate cash flow. The Company has incurred losses since inception and had an

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

accumulated deficit of $134,431 as at December 31, 2022 (March 31, 2022 - $100,661). As at December 31, 2022, the Company had a cash balance of $22,511 (March 31, 2022 - $53,641) and working capital of $25,737 (March 31, 2022 - $50,447). In order to continue as a going concern and meet its corporate objectives, the Company is dependent on its ability to obtain additional financing. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.
These condensed interim consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern and therefore were required to realize its assets and liquidate its liabilities and commitments in the normal course of business operations and at amounts different from those in the accompanying condensed interim consolidated financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance
These condensed interim consolidated financial statements for the three and nine months ended December 31, 2022 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2022.
These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2022.

Basis of measurement
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Consolidation and Currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US	Canadian dollars	100%[1]
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain Former Adelia Shareholders (as defined below) hold Class B Shares (defined below) in Cybin US.
Significant accounting policies
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2022.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2022.

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective at December 31, 2022, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on the condensed interim consolidated financial statements of the Company.
3.    INVESTMENTS

On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debentures (the “Rx Debentures”). RxLive is a UK-based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of prescription medication. The Rx Debentures matured and became due on June 8, 2022. The Rx Debentures were to be exchangeable or convertible into units at a price of equal to 80% of the offering price of any equity financing completed by 1301376 B.C. Ltd. (“Finco”) concurrent with a go-public transaction. Each unit was to consist of one common share of Finco (a “Finco Share”) and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price (the “Rx Conversion Feature”). As a result of the transaction, the Company recorded a hybrid financial instrument representing the Rx Debentures and the Rx Conversion Feature (the “Rx Hybrid Instrument”). The initial fair value of the Rx Hybrid Instrument was $250 determined by the sum of the fair values of the Rx Debenture and Rx Conversion Feature derived respectively using the discounted cash flow approach and the Black-Scholes model.

The go-public transaction did not occur, and the Rx Debentures did not convert into units prior to the initial maturity date. As a result, the maturity date of the Rx Debentures was amended to December 31, 2022. Furthermore, the Rx Debentures were amended to be convertible into units at a price of equal to 70% of the offering price of any equity financing. The Rx Debentures were not repaid or converted into units on or before December 31, 2022. The Company is currently in negotiations with RxLive regarding the Rx Debentures. The

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Company expects to reach an agreement with RxLive by March 31, 2023. As at December 31, 2022, the amount of $125 was determined to represent the fair value of the Rx Debentures.
4.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$	$	$
Balance as at March 31, 2022	475	238	713
Additions	142	—	142
Effect of foreign exchange	47	1	48
Balance as at December 31, 2022	664	239	903

Accumulated Depreciation
Balance as at March 31, 2022	139	83	222
Depreciation charge	101	60	161
Effect of foreign exchange	15	—	15
Balance as at December 31, 2022	255	143	398

Net book value as at March 31, 2022	336	155	491
Net book value as at December 31, 2022	409	96	505
5.    INTANGIBLE ASSETS

Cost	IP Research & Development	Patents	Software	Total
	$	$	$	$
Balance as at March 31, 2022	1,566	443	74	2,083
Additions	1,342	1,607	—	2,949
Effect of foreign exchange	170	91	—	261
Balance as at December 31, 2022	3,078	2,141	74	5,293

Accumulated Amortization
Balance as at March 31, 2022	—	—	—	—
Amortization charge	—	10	12	22
Effect of foreign exchange	—	—	—	—
Balance as at December 31, 2022	—	10	12	22

Net book value as at March 31, 2022	1,566	443	74	2,083
Net book value as at December 31, 2022	3,078	2,131	62	5,271
On July 11, 2022, the Company completed the acquisition of a Phase 1 N,N-dimethyltryptamine (“DMT”) study (the “Asset Acquisition”) from Entheon Biomedical Corp. to accelerate the clinical development path for

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

CYB004, Cybin’s proprietary deuterated DMT molecule for the potential treatment of anxiety disorders. The Company paid $1,000 for the Asset Acquisition, and assumed liabilities of $342.
During the nine-month period ended December 31, the Company entered into multiple licensing agreements that provide Cybin with additional access to IP from over 15 more patents or patent applications, including the acquisition of an exclusive license to a targeted class of tryptamine-based molecules from Mindset Pharma Inc. (“Mindset”), for which it paid a one-time license fee of $680 (US$500). The licensing agreements collectively provide the Company with access to a broad range of preclinical molecule combinations for its library of psychedelic derivative drug development candidates. In addition to the exclusive license with Mindset, the Company spent an additional $650 on a licensing agreement and $277 on expanding its IP portfolio.
6.    GOODWILL

Cost	$
Balance as at March 31, 2022	22,892
Effect of foreign exchange	1,920
Balance as at December 31, 2022	24,812
7.    CONTINGENT CONSIDERATION PAYABLE
Former Adelia Shareholders
The Company had commitments to the former shareholders of Adelia (“Former Adelia Shareholders”) based on the achievement of certain milestones (the “Milestones”) as set out in the contribution agreement entered in connection with Cybin’s acquisition of Adelia (the “Contribution Agreement”). These Milestones were paid in class B common shares of Cybin US (“Class B Shares”) at a price per Class B Share equal to ten times the current trading price of the Common Shares on the relevant pricing date (note 8). The final Milestone was achieved on August 31, 2022. The Company does not have any further commitments to the Former Adelia Shareholders as it relates to the issuance of Class B Shares for the achievement of Milestones, other than the exchange of such shares into Common Shares in accordance with their terms.
The following table presents the change in the carrying value of the contingent consideration for the nine-month period ended December 31, 2022:

$
Balance as at March 31, 2022	2,646
Milestone achieved	(2,988)
Change in fair value	329
Accretion expense	13
Balance as at December 31, 2022	—

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

8.    SHARE CAPITAL
a)Authorized share capital
Unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
On August 8, 2022, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to US$35,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “Distribution Agreement”) dated August 8, 2022 among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The ATM Program is effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and August 5, 2023 unless earlier terminated in accordance with the terms of the Distribution Agreement.
Up to December 31, 2022, the Company had sold 11,258,683 Common Shares under the ATM program at an average price of $0.7837 (US$0.5857) per Common Share, for aggregate gross proceeds of $8,823 (US$6,594). During the three month period ended December 31, 2022, the Company had sold 5,927,053 Common Shares under the ATM program at an average price of $0.6191 (US$0.4544) per Common Share, for aggregate gross proceeds of $3,669 (US$2,693). Share issuance costs for the three and nine month periods ended December 31, 2022 were $210 and $766, respectively.
Preferred Shares
As at December 31, 2022 the Company has nil preferred shares outstanding (March 31, 2022 - nil).
Cybin US Class B Shares

Number of Class B Shares
Balance as at March 31, 2022	1,047,135.1
Issued on achievement of milestones	360,374.2
Converted into Common Shares	(129,280.2)
Balance as at December 31, 2022	1,278,229.1
As at December 31, 2022, 1,278,229.1 Class B Shares were outstanding (March 31, 2022 - 1,047,135.1), which are exchangeable for a total of 12,782,291, Common Shares (March 31, 2022 - 10,471,351). As of December 31, 2022, 747,687.3 Class B shares are exchangeable into Common Shares, and the remaining 530,541.8 Class B shares will be exchangeable as of December 14, 2023. These condensed interim consolidated financial statements reflect all of the issued Class B Shares on an as-converted basis.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

During the nine-month period ended December 31, 2022, the Company completed the following Class B Shares issuances and conversions:
On April 1, 2022, 22,428.3 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Year 2 Q2 (iv), having an aggregate value of $229 at a price per Class B Share of $10.20. These Class B Shares are exchangeable for a total of 224,283 Common Shares, representing an effective issue price of $1.02 per Common Share. In consideration for the Milestone achieved, on June 22, 2022, an additional 456.5 Class B Shares having an aggregate value of $5 were issued to Former Adelia Shareholders.
On May 5, 2022, a Former Adelia Shareholder exchanged 38,023 Class B Shares for 380,230 Common Shares.
On June 24, 2022, 266,933.1 Class B Shares were issued to Former Adelia Shareholders due to the achievement of certain Milestones identified as Y2, Q2 (i), (vi), Y2, Q3 (ii), Year 2 Q4 (i) and Year 3 Q1 (i), (ii), (iii), having an aggregate value of $2,033 at a price per Class B Share of $7.62. These Class B Shares are exchangeable for a total of 2,669,331 Common Shares, representing an effective issue price of $0.762 per Common Share.
On June 27, 2022, 37,366.2 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Y2, Q3 (i), having an aggregate value of $280 at a price per Class B Share of $7.50. These Class B Shares are exchangeable for a total of 373,662 Common Shares, representing an effective issue price of $0.75 per Common Share.
On August 31, 2022, 33,190.1 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Y2, Q4 (ii), having an aggregate value of $468 at a price per Class B Share of $14.10. These Class B Shares are exchangeable for a total of 331,901 Common Shares, representing an effective issue price of $1.41 per Common Share.
On October 7, 2022, Former Adelia Shareholders exchanged 91,257.2 Class B Shares for 912,572 Common Shares.
With the fulfillment of all of the remaining milestones during the period, it is not anticipated that any additional Class B Shares will be issued.
c)Warrants

The continuity of the outstanding warrants for the nine-month period ended December 31, 2022 is as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2022	25,548,836	1.22
Exercised	(1,164,638)	0.31
Expired	(1,153,713)	0.75
Outstanding as at December 31, 2022	23,230,485	1.29
Exercisable as at December 31, 2022	23,030,485	1.30

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Unit Purchase Warrants(1)
As at March 31, 2022	868,740	2.25
Exercised	—	—
Outstanding as at December 31, 2022	868,740	2.25
Exercisable as at December 31, 2022	868,740	2.25
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.

During the nine months ended December 31, 2022, 1,164,638 Common Share purchase warrants were exercised by various holders for aggregate proceeds to the Company of $362. No Common Share purchase warrants were exercised during the three months ended December 31, 2022.
During the three and nine months ended December 31, 2022, 1,153,713 warrants with a weighted average exercise price of $0.75 expired.
The following summarizes information about warrants outstanding at December 31, 2022:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average of remaining outstanding contractual life
				$$000’s	Years
Common Share Purchase Warrants
August 3, 2023	658,860	658,860	3.40	1,229	0.59
February 1, 2024	7,146,500	7,146,500	3.25	5,454	1.09
June 15, 2025	12,800,000	12,600,000	0.25	2,318	2.46
August 20, 2025	1,475,125	1,475,125	0.64	682	2.64
November 15, 2025	1,150,000	1,150,000	0.25	220	2.88
	23,230,485	23,030,485	1.30	9,903	2.14

Unit Purchase Warrants
February 4, 2024	868,740	868,740	2.25	970	1.10
	868,740	868,740	2.25	970	1.10

The Company recognized share-based payments compensation related to the issuance of Common Share purchase warrants for the three and nine month periods ended December 31, 2022 of $nil and $6 respectively.
d)Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.
The changes in options for the nine-month period ended December 31, 2022 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2022	28,885,002	1.01
Granted	2,475,000	0.91
Forfeited/Expired	(1,737,702)	2.20
Outstanding as at December 31, 2022	29,622,300	1.36
Exercisable as at December 31, 2022	26,265,825	1.30
During the nine-month period ended December 31, 2022, the Company completed the following option issuances:

On June 30, 2022, the Company granted options to purchase up to: 65,000 Common Shares to employees, with an exercise price of $1.00 per Common Share and vesting over two years. The options will expire on June 30, 2027. The aggregate estimated grant date fair value was determined to be $32, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.10%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.72
Exercise price	$1.00

On June 30, 2022, the Company granted options to purchase up to 500,000 Common Shares to consultants, with an exercise price of $0.90 per Common Share. The options vested immediately and will expire on June 30, 2025. The estimated grant date fair value was determined to be $183, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.72
Exercise price	$0.90

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

On August 15, 2022, the Company granted options to purchase up to 800,000 Common Shares to consultants, with an exercise price of $1.00 per Common Share and vesting over two years. The options will expire on August 15, 2025. The estimated grant date fair value was determined to be $429, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.11%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.97
Exercise price	$1.00
On August 15, 2022, the Company granted options to purchase up to 20,000 Common Shares to an employee, with an exercise price of $1.00 per Common Share and vesting over two years. The options will expire on August 15, 2027. The estimated grant date fair value was determined to be $14, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.88%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$0.97
Exercise price	$1.00
On September 30, 2022, the Company granted options to purchase up to 270,000 Common Shares to consultants, with an exercise price of $0.75 per Common Share and vesting over two years. The options will expire on September 30, 2025. The estimated grant date fair value was determined to be $102, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.72%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.67
Exercise price	$0.75
On September 30, 2022, the Company granted options to purchase up to 245,000 Common Shares to employees, with an exercise price of $1.00 per Common Share and vesting over two years. The options will expire on September 30, 2027. The estimated grant date fair value was determined to be $98, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Risk-free interest rate	3.32%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$0.67
Exercise price	$1.00
On November 16, 2022, the Company granted options to purchase up to 200,000 Common Shares to a consultant with an exercise price of $0.91 per Common Share. The options vested immediately and will expire on November 15, 2025. The estimated grant date fair value was determined to be $53, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.78%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.58
Exercise price	$0.91
On November 16, 2022, the Company granted options to purchase up to 375,000 Common Shares to consultants with an exercise price of $0.75 per Common Share. The options vested immediately and will expire on November 15, 2025. The estimated grant date fair value was determined to be $110, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.78%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.58
Exercise price	$0.75
The following summarizes information about stock options outstanding on December 31, 2022:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
June 30, 2023	2.78	20,000	20,000	0.50	24
November 5, 2023	2.90	156,250	156,250	0.85	326
March 31, 2024	1.35	56,250	56,250	1.25	55
June 15, 2025	0.25	2,350,000	2,350,000	2.46	420
June 30, 2025	0.90	500,000	500,000	2.50	183
August 14, 2025	1.00	800,000	300,000	2.62	262
September 30, 2025	0.75	270,000	213,750	2.75	82
October 12, 2025	0.75	3,000,000	3,000,000	2.78	1,607
November 4, 2025	0.75	5,700,000	5,700,000	2.85	2,975
November 13, 2025	0.88	500,000	500,000	2.87	315
November 15, 2025	0.91	200,000	200,000	2.88	53
November 15, 2025	0.75	375,000	375,000	2.88	110
December 11, 2025	1.48	700,000	700,000	2.95	740
December 14, 2025	1.74	2,264,100	2,264,100	2.96	2,809
December 28, 2025	1.89	760,000	760,000	2.99	1,027
January 2, 2026	1.89	225,000	225,000	3.01	304
February 15, 2026	2.03	170,000	160,625	3.13	246
February 16, 2026	2.03	150,000	150,000	3.13	218
March 10, 2026	1.39	1,272,600	1,272,600	3.19	1,272
March 15, 2026	1.55	300,000	300,000	3.21	360
March 28, 2026	1.36	1,575,000	1,556,250	3.24	1,538
March 29, 2026	1.32	37,500	37,500	3.24	36
March 31, 2026	1.35	270,000	238,750	3.25	258
June 28, 2026	2.90	3,360,000	2,663,750	3.49	6,901
August 16, 2026	2.48	215,000	161,250	3.63	363
August 18, 2026	2.48	300,000	225,000	3.63	491
September 27, 2026	3.15	545,000	340,625	3.74	992
September 27, 2026	2.87	195,000	146,250	3.74	380
September 30, 2026	3.15	200,000	125,000	3.75	350
December 31, 2026	3.15	40,000	25,000	4.00	32
December 31, 2026	1.50	1,250,000	350,000	4.00	916
March 4, 2027	1.13	1,075,600	672,250	4.18	760
March 4, 2027	3.15	60,000	30,000	4.18	30
March 8, 2027	1.02	400,000	400,000	4.19	295
June 30, 2027	1.00	65,000	24,375	4.50	14
August 14, 2027	1.00	20,000	7,500	4.62	9
September 30, 2027	1.00	245,000	58,750	4.75	49
		29,622,300	26,265,825	3.10	26,802

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The Company recognized share-based payments expense related to the issuance of stock options for the three and nine months ended December 31, 2022 of $978 and $4,199, respectively.
The outstanding options and warrants disclosed above were anti-dilutive for the three and nine months ended December 31, 2022 and did not impact the calculation of the loss per share.
9.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
At December 31, 2022, accounts payable and accrued liabilities include accrued executive bonuses of $1,036.
The remuneration of key management personnel for the three and nine months ended December 31, 2021 and 2022 are as follows:

	Three-months ended December 31,		Nine-months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Payroll, consulting and benefits(1)	1,436	1,154	4,216	4,107
Share-based compensation
Options	379	1,911	2,143	6,890
Warrants	—	30	3	99
Total	1,815	3,095	6,362	11,096
(1) For the three-month period ended December 31, 2022, includes $660 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $776 presented in the statement of loss and comprehensive loss as a part of “Research”. For the nine-month period ended December 31, 2022, includes $1,964 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $2,252 presented in the statement of loss and comprehensive loss as a part of “Research”.
10.    GENERAL AND ADMINISTRATIVE EXPENSES

	Three-months ended December 31,		Nine-months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Payroll, consulting and benefits	1,419	1,275	4,664	4,848
Capital market	1,788	2,170	4,052	5,362
Office and administration	896	1,299	3,046	3,208
Professional and consulting fees	257	680	1,908	2,473
Marketing media	66	399	869	1,154
Investor relations	290	578	713	1,608
Business development	71	614	609	2,046
Listing fees	72	20	304	357
Total	4,859	7,035	16,165	21,056

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

11.    RESEARCH EXPENSES

	Three-months ended December 31,		Nine-months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Advancement of development programs	3,398	2,847	9,390	5,905
Payroll and benefits	2,163	1,621	6,279	4,164
Lab and administration	357	55	927	250
Professional and consulting fees	338	440	849	1,438
Total	6,256	4,963	17,445	11,757
12.    CONTRACTS AND COMMITMENTS
As at December 31, 2022, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $11,106 (US$8,201). The Company expects to pay this amount within the 12 months ending December 31, 2023, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
The Company has entered into an exclusive license agreement with Mindset to acquire a class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the agreement, the Company may have to pay additional consideration of up to $12,867 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of the Neo Exchange Inc. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.

13.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The Company’s capital management objectives, policies and processes generally remained unchanged during the three-month period ended December 31, 2022.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	December 31, 2022	March 31, 2022
	$	$
Shareholders’ equity comprised of:
Share capital	153,017	141,451
Contributed surplus	2,102	525
Options reserve	26,802	23,783
Warrants reserve	10,873	11,423
Accumulated other comprehensive income (loss)	(2,038)	(366)
Deficit	(134,431)	(100,661)
Total	56,325	76,155
14.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	December 31, 2022	March 31, 2022
	$	$
Financial assets, measured at fair value:
Cash	22,511	53,641
Investments	125	242
Financial assets, measured at amortized cost:
Accounts receivable	52	28
Financial liabilities, measured at fair value:
Contingent consideration payable	—	2,646
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	4,369	5,262
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investments and the contingent liabilities are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three and nine months ended December 31, 2022.
The following table presents the changes in level 3 financial instruments for the nine-month period ended December 31, 2022:

$
Balance as at March 31, 2022	242
Interest income	18
Change in fair value of investments measured at fair value through profit or loss	(135)
Balance as at December 31, 2022	125
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value as at		Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
	December 31, 2022	March 31, 2022
	000’s	000’s
Rx Hybrid Instrument	125	242	Fair value interest rate of loan and conversion feature	10%	Increase/decrease in the fair value rate by 1% would not have a material effect on the fair value of the investment
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at December 31, 2022, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at December 31, 2022, the Company had cash of $22,511 (March 31, 2022 - $53,641) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $4,369 (March 31, 2022 - $5,262), all amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at December 31, 2022, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
At December 31, 2022, the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	580	930	867
Accounts payable and accrued liabilities	(159)	(129)	(239)
	421	801	628
Foreign currency rate	1.3544	1.6322	1.4458
Equivalent in Canadian dollars	$570	$1,307	$908
Impact of 10% change in foreign currency rate	$57	$131	$91
Based on the above net exposures as at December 31, 2022, and assuming that all other variables remain constant, a 10% change of the USD, GBP and EUR, against the CAD would impact net loss by approximately by $279.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

15.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

	Three-months ended December 31,		Nine-months ended December 31,
	2022	2021	2022	2021
Net loss before income taxes	(10,742)	(17,210)	(33,770)	(49,534)

Expected recovery at statutory rate	(2,847)	(4,666)	(8,949)	(8,566)
Difference between Canadian and foreign tax rates	1,510	537	2,805	653
Non-deductible expenses	10	1,675	861	3,206
Change in unrecognized deferred tax assets	1,327	2,454	5,283	4,707
Income tax recovery	—	—	—	—
The significant components of the Company’s deferred tax assets, resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	December 31, 2022	March 31, 2022
Non-capital loss carryforwards	21,210	16,307
Share issuance costs	1,379	1,526
Depreciation/CCA differences	795	227
Other	2	43
	23,386	18,103
Valuation allowance	(23,386)	(18,103)
	—	—
These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.
Non-capital loss balance
As at December 31, 2022, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2040	740
2041	19,193
2042	30,112
2043	6,981
57,026

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2022 and December 31, 2021
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

As at December 31, 2022, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	993
2041 - Loss generated in the period from December 4, 2020 to March 31, 2022	1,324
2042 - Loss generated in the year ended March 31, 2022	5,562
2043 - Loss generated in the nine-month period ended December 31, 2022	1,484
9,363
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at December 31, 2022, the annual limitation was $136.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at December 31, 2022, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2042	11,042
2043	18,751
29,793
16.    SUBSEQUENT EVENTS
(a) ATM Program
During the period from January 1, 2023 to February 13, 2023, the Company sold an additional 5,773,900 Common Shares, at an average price of US$0.4225 per Common Share, for aggregate gross proceeds of US$2,439, through its ATM Program.
(b) Exchange of Class B Shares
On January 12, 2023, Former Adelia Shareholders exchanged 508,964.8 Class B Shares for 5,089,648 Common Shares.